Mark Crone Managing Partner mcrone@cronelawgroup.com Eric Mendelson Partner emendelson@cronelawgroup.com

VIA EDGAR

June 14, 2023

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Office of Trade & Services

Division of Corporation Finance

Washington, D.C. 20549

Attn: Jennie Beysolow

Re: CTRL Group Limited Draft Registration Statement on Form F-1 Submitted March 29, 2023 CIK 0001969928

Ladies and Gentlemen:

On behalf of our client, CTRL Group Limited (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter, dated April 25, 2023 (the “Comment Letter”), relating to the above referenced Draft Registration Statement on Form F-1. Concurrently with the submission of this letter, the Company is filing Amendment No.1 to the Registration Statement on Form F-1 (as amended, the “Registration Statement”).

Set forth below are the Company’s responses to the Staff’s comments. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. Page references in the text of this response letter correspond to the page numbers of the Registration Statement.

Draft Registration Statement on Form F-1

Cover page

1. We note your disclosure that your structure involves unique risks to investors in this offering and your cross reference to your risk factor for a detailed discussion of such risks. Please revise your cover page to disclose that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of your structure.

Response: In response to this comment, the Company respectfully advises the Staff that the Company is a holding company incorporated and registered in the British Virgin Islands as a business company limited by shares with a single operating subsidiary, CTRL Media Limited, a limited liability company incorporated in Hong Kong. The Company further advises the Staff that the risks to investors relating to the Company’s structure referenced on the cover page of the prospectus are those risks relating to the Company being a British Virgin Islands business company, namely:

●	investors may face difficulties in protecting their interests, and their ability to protect their rights through U.S. courts may be limited, because the Company is incorporated under the laws of the British Virgin Islands;

●	investors may be unable to present proposals before annual general meetings or extraordinary general meetings not called by shareholders; and

●	that certain judgments obtained against the Company by its shareholders may not be enforceable.

The Company also respectfully advises the Staff that the Company has no operations in the People’s Republic of China, or the PRC, and further advises the Staff that the Company does not utilize a variable interest entity, or VIE, structure. Specifically, the risks to equity investors in a VIE structure, such as investors not having a controlling interest despite having a majority of voting rights, or investors not participating in residual gains or losses in the VIE, are not risks applicable to equity investors in the Company. Consequently, although the Company’s customers are located in the PRC, the Company does not believe, and has been advised by Hong Kong legal counsel, that Chinese regulatory authorities could not disallow its corporate structure.

2. We note your disclosure that you are a holding company incorporated in the British Virgin Islands with no material operations of your own and that you conduct your operations by your directly wholly-owned subsidiary incorporated in Hong Kong. Please revise that paragraph to also clearly state that you are not a Chinese operating company.

Response: In response to this comment, the Company has amended the cover page of the Registration Statement to disclose that neither the Company nor its operating subsidiary, CTRL Media Limited, is a Chinese operating company and has made conforming changes throughout the Registration Statement.

3. We note your disclosure in the ninth paragraph that “[t]he Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Ordinary Shares.” Please revise to discuss the legal and operational risks associated with being based in or having a majority of your operations in Hong Kong. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: In response to this comment, the Company has amended the cover page of the Registration Statement to expand the disclosure relating to legal and operational risks on maintaining operations in light of the Basic Law of the Hong Kong Special Administrative Region, including the risk that changes in the application of the Basic Law could result in a material changes in the company’s operations or the value of the securities being registering for sale or could significantly limit or completely hinder the Company’s ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

4. We note your disclosure in the ninth paragraph that the laws of mainland China does not materially impact your business but that you “still face risks associated with regulatory approvals, filings or other requirements on offshore offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy.” Please revise here to address how recent statements and regulatory actions by China’s government, such as those related to data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Additionally, revise your discussion about the Holding Foreign Companies Accountable Act and the PCAOB to disclose the location of your auditor’s headquarters, as you do on page 21, and whether and how the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations will affect your company. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

Response: In response to this comment, the Company has amended the Registration Statement to update the risks and circumstances in which the Company may face such risks if China exerts more oversight and control into Hong Kong. In addition, the Company has amended the Registration Statement to update the disclosure regarding the Holding Foreign Companies Accountable Act and the PCAOB to disclose the location of the Company’s auditor’s headquarters and made conforming changes throughout the Registration Statement.

5. We note your disclosure that the company has not declared any dividends or distributions to its shareholders and about approved and declared dividends by CTRL Media to its shareholders on March 18, 2022 and 2021. Please revise to state whether any transfers, dividends, or distributions have been made to date between the holding company, and its subsidiaries, or to investors, and quantify the amounts where applicable. If no transfers have been made, so state. Provide cross-references to the consolidated financial statements. In addition, please amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash or assets in the business is in Hong Kong or a Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash or assets. On the cover page, provide cross references to each of these other discussions in the prospectus summary, summary risk factors and risk factors sections.

Response: In response to this comment, the Company has revised the Registration Statement to note that, on May 2, 2023, (i) CTRL Media Limited declared a dividend of HK$250 per share, or an aggregate of HK$5,000,000, to its shareholder of record as of December 31, 2022 (i.e., the Company), and (ii) the Company declared a dividend of HK$300 per share, or an aggregate of HK$3,000,000, to its shareholders of record as of March 31, 2023. There have been no other transfers, dividends, or distributions between the holding company, and its subsidiaries, or to investors, as of the date of the prospectus. No cross reference to the Company’s consolidated financial statements has been provided, because the dividend described above only recently occurred and is not reflected in the Company’s consolidated financial statements for the periods presented in the Registration Statement. The Company has further amended the Registration Statement to disclose the risk that funds or assets located in Hong Kong or the Company’s Hong Kong operating subsidiary may not be available for distribution or use outside of Hong Kong, and to provide related cross-references.

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6. We note your disclosure that “[n]either CTRL Group or its subsidiaries has any dividend payout policy, and each entity needs to comply with applicable law or regulations with respect to transfer of funds, dividends and distributions with other entities.” To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries and investors, summarize the policies on your cover page and in the prospectus summary, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state on the cover page and in the prospectus summary that you have no such cash management policies that dictate how funds are transferred. Provide a cross-reference on the cover page to the discussion of this issue in the prospectus summary.

Response: In response to this comment, the Company has amended the Registration Statement to state that the Company currently has no express cash management policies that dictate how funds are transferred among the Company, its operating subsidiaries, and its investors.

7. Please revise your disclosure in the seventh paragraph and throughout the document that “[n]one of [y]our business, operation or subsidiary is based in mainland China” to also state, if true, that you are not a Chinese operating company, but your clients are primarily from the PRC and your advertising market is in Hong Kong, as you do on page 10 to provide additional context to investors.

Response: In response to this comment, the Company has revised the cover page of the prospectus and other applicable sections in the Registration Statement to clarify that, although the Company’s clients are primarily from China and our advertising market is in Hong Kong, neither the Company’s business or operations, nor its subsidiary, is located in mainland China, and that the Company is not a Chinese operating company.

8. Please revise to indicate whether you will be deemed a “controlled company” as defined by the market on which you intend to list your ordinary shares and, if so, whether you intend to rely on any exemptions as a controlled company. In this regard, we note your risk factor disclosure on page 27 under “Certain existing shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.” If applicable, please disclose on the prospectus cover page and in the prospectus summary that you are a controlled company, and include a risk factor that discusses the effect, risks and uncertainties of being designated a controlled company.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that although one investor, Shum Tsz Cheung, who was also an earlier investor in the Company’s subsidiary CTRL Media Limited, but no longer owns and shares in that subsidiary, holds 51.0% of the Company’s outstanding Ordinary Shares prior to the completion of the offering. We anticipate that this investor will hold less than 50.0% of the Company’s outstanding Ordinary Shares upon completion of the offering. However, immediately prior to the closing of the offering, or if Mr. Shum purchases additional shares, whether in the public markets or in privately negotiated transaction, the Company may be deemed a “controlled company” within the meaning of the corporate governance standards of Nasdaq. Following the completion of the offering, the Company does not intend to rely on the “controlled company” exemptions to corporate governance and instead intends to comply with all of the applicable corporate governance requirements imposed by state and federal law and the rules and regulations of the Securities and Exchange Commission and Nasdaq. The Company has amended the Registration Statement to add an additional risk factor to address the “controlled company” exemptions and the foregoing.

Conventions that Apply to this Prospectus, page ii

9. Please revise your disclosure about references to “China” or the “PRC” excluding Taiwan and the special administrative regions of Hong Kong and Macau to clarify that the “legal and operational” risks associated with operating in China also apply to operations in Hong Kong/Macau.

Response: In response to this comment, the Company respectfully advises the Staff that, because the Basic Law, which is a national law of the PRC and constitutional document for Hong Kong, provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems, the Company does not believe the Company or its subsidiary, CTRL Media Limited, are subject to most PRC laws or regulations relating to overseas securities offerings. The Company has amended the Registration Statement to disclose that, there may be prominent risks associated with the Company’s operations being in Hong Kong, including the risk that the Chinese government may intervene or influence the Company’s operations at any time or may exert more control over offerings conducted overseas, which could result in a material change in operations or the value of the Company’s securities.

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Prospectus Summary

Our Business, page 1

10. Please disclose here as you do on the cover page that you are currently not required to obtain any permission or approval from the China Securities Regulatory Commission (the “CSRC”), the Cyberspace Administration of China (the “CAC”) or any other PRC governmental authority to operate our business or to offer the securities being registered to foreign investors. In addition, balance your disclosure with a discussion of the possible ramifications if you did become subject to PRC laws/authorities, including that you could incur material costs to ensure compliance, be subject to fines, experience devaluation of securities or delisting, no longer conduct offerings to foreign investors, and no longer be permitted to continue your current business operations. Describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response: In response to this comment, the Company has amended the Registration Statement to provide additional disclosure relating to the risks of being subject to PRC governmental authority, laws and oversight, including related risks to our operations, our ability to conduct securities offerings, and the value of the Company’s securities.

11. Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries to the parent company and U.S. investors. Provide a cross-reference to the consolidated financial statements.

Response: In response to this comment, the Company has amended the disclosure on page 2 of the Registration Statement to provide the additional requested information on how cash is transferred through the Company’s organization. The Company respectfully advises the Staff that, given the timing of the Company’s formation, there is no information in the consolidated financial statements to cross-reference.

Our Corporate History and Structure, page 3

12. Please describe any relevant contractual agreements between you and CTRL Media Limited including those that affect the manner in which you operate, impact your economic rights, or impact your ability to control your subsidiary. In addition, identify clearly the entity in which investors are purchasing their interest and the entity in which the company’s operations are conducted.

Response: In response to this comment, the Company has amended the disclosure on page 3 of the Registration Statement to clarify that there are no contractual agreements between the Company and CTRL Media Limited which affect the manner in which the Company operates, impacts the Company’s economic rights or impacts the Company’s ability to the control CTRL Media Limited. As noted above, the Company does not utilize a variable interest entity, or VIE, structure. Specifically, the risks to equity investors in a VIE structure, such as investors not having a controlling interest despite having a majority of voting rights, or investors not participating in residual gains or losses in the VIE, are not risks applicable to equity investors in the Company. In addition, the Company has amended the Registration Statement to identify clearly that investors are purchasing their interest in the Company and that the Company’s operations are conducted through its wholly owned subsidiary, CTRL Media Limited.

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13. Please revise the diagram on page 4 to identify the person or entity that owns the equity in CTRL Group Limited.

Response: In response to the Staff’s comment, the Company has revised the Registration Statement to update the organizational chart on page 4 to disclose the names, positions and percentage of equity ownership of all equity investors in the Company prior to the offering.

Summary Risk Factors, page 6

14. Please revise this section to discuss as you do in your risk factor on page 27 that certain existing shareholders, including your directors and officers, have substantial influence over your company and may possesses significant influence over matters submitted for stockholder approval.

Response: In response to this comment, the Company has amended the Registration Statement to revise the summary risk factors on page 8 as discussed in the risk factor on page 32.

Risks Related to Doing Business in Hong Kong and being impacted from PRC, page 7

15. In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the Company’s operations in Hong Kong poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus.

For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China and Hong Kong can change quickly with little advance notice. Please revise to acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in companies with your corporate structure could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: In response to the Staff’s comment, the Company has revised the risk factor summaries in the prospectus summary and the risk factors to provide additional disclosure relating to the legal, regulatory and operational risks relating to operating in Hong Kong, which is a special administrative region of China, including risks to which investors in the offering may be subject to.

16. We note your summary of risk factor about the Trial Administrative Measures. Please revise here and in your Risk Factor section to discuss your responsibilities along with any timing requirements and your current status of compliance under the Trial Measures. Please also describe the consequences to you and your investors as a result of noncompliance or if the company lists before receiving CSRC approval, and whether the offering is contingent upon receipt of approval from the CSRC.

Response: In response to this comment, the Company has revised the Registration Statement risk factor relating to Trial Administrative Measures in the prospectus summary and the risk factors to provide updated disclosure, including risks to which investors in the offering may be subject to.

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Risk Factors, page 12

17. You disclose that for the six months ended September 30, 2022 and March 31, 2022 approximately 89.6% and 57.6%, respectively, of your revenue was derived from recurring clients. To the extent you are materially dependent on these clients, please describe the material terms of these agreements and file them as exhibits or tell us why you are not required to do so. Refer to Part 1, Item 4 of Form F-1 and Part 1, Item 4.B.6 of Form 20-F. Also, provide risk factor disclosure on your dependence on a limited number of customers, if applicable. Refer to Item 3 of Form F-1.

Response: In response to this comment, the Company respectfully advises the Staff that the Company is not materially dependent of any individual client or group of clients, and that each of the disclosed figures of recurring clients for the indicated periods represents multiple dozens of individual unaffiliated clients.

18. Please include a risk factor discussing your related party transactions with Shum Tsz Cheung, your majority shareholder, if material. In this regard, the disclosure on page 83 appears to suggest that the value of transactions related to your majority shareholder is material to the company.

Response: In response to this comment, the Company has amended the Registration Statement to insert a risk factor discussing the related party transactions with Shum Tsz Cheung, the current majority shareholder, and other directors. The company also has included above the risk factor in the summary of risk factors in the prospectus summary.

Our future growth may involve expansion into new and overseas business opportunities..., page 14

19. Please revise to include a discussion about the risk associated with your active expansion towards the Taiwan market as discussed on page 4. All of our services are provided in Hong Kong..., page 19

Response: In response to this comment, the Company has amended the Registration Statement to revise the risk factor relating to potential market expansion in Taiwan and made conforming changes throughout the Registration Statement.

All of our services are provided in Hong Kong..., page 19

20. Please revise your disclosure regarding recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, to acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: In response to this comment, the Company has amended the risk factors in the Registration Statement to include additional risks related to the Chinese government’s recent statements regarding its intent to exert more oversight and control over overseas securities offerings and listings by China-based issuers.

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There remain some uncertainties as to whether we will be required to obtain approval from Chinese authorities..., page 23

21. We note your disclosure regarding CAC oversight and that you believe the laws and regulations of the PRC do not currently have any material impact on your business, financial condition or results of operations. Please revise to explain how this oversight impacts your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Response: In response to this comment, the Company respectfully advises the Staff that the Company does not believe the Company or its subsidiary CTRL Media Limited is currently subject to CAC oversight. The Company has amended the risk factor relating to CAC oversight in the Registration Statement to disclose the potential impact of any future increased CAC oversight on the Company’s business, financial condition and results of operations.

Use of Proceeds, page 33

22. We note that your proceeds from this offering will be used to acquire operation rights with upcoming mobile games. Please provide the information required by Item 3 of Form 20-F with respect to these rights.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that, as of the date of this correspondence, the Company has not identified any specific acquisitions of operation rights with upcoming mobile games in the local market nor established potential terms for any such asset acquisitions. The Company undertakes to amend the Registration Statement in subsequent amendments to the Registration Statement if the Company identifies any probable acquisitions of operation rights with upcoming mobile games in the Hong Kong market.

Enforceability of Civil Liabilities, page 39

23. Please revise to clarify if your directors and officers are located in the PRC or Hong Kong, and identify the relevant individuals.

Response: In response to this comment, the Company has amended the Enforceability of Civil Liabilities section of the Registration Statement to disclose that each of the Company’s directors and officers are residents of Hong Kong.

Non-GAAP Financial Metrics

Adjusted EBITDA and Adjusted EBITDA Margin, page 40

24. We note your presentation of the Non-GAAP measure “Adjusted EBITDA Margin” in the table on page 41. Please revise to also disclose the most comparable GAAP measure as required by Item 10(e)(1)(i)(A) of Regulation S-K.

Response: In response to this comment, the Company has deleted its presentation of the Non-GAAP measure “Adjusted EBITDA Margin” in the Prospectus Summary, in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section, and in the Business section of the Registration Statement. The Company’s consolidated financial statements have been prepared in accordance with U.S. GAPP and, therefore, the paragraph related to the Non-GAPP measure “Adjusted EBITA Margin” is not applicable.

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Liquidity and Capital Resources, page 40

25. We note your discussion on pages F-24 and F-46 about a non-revolving term loan borrowed by Ctrl Media borrowed as working capital under the loan agreement with The Bank of East Asia signed on March 7, 2023. Please update the body of your document to include additional disclosure regarding the basic terms of the loan agreement including the interest rate and maturity of loans granted pursuant to the agreement and termination provisions. Please also file the loan agreement as an exhibit to your registration statement. Alternatively, please explain why this disclosure and the filing of the loan agreement are not required.

Response: In response to this comment, the Company has amended the Notes to Consolidated Financial Statements included in the Registration Statement on page F-24 and F-46, to include additional disclosure regarding the basic terms of the loan agreement with The Bank of East Asia. In addition, the Company has updated the MD&A section of the Registration Statement on page 59, to include corresponding disclosures. As requested, the Company has also filed a copy of the loan agreement with The Bank of East Asia as Exhibit 10.8 to the Registration Statement.

26. Please revise to discuss known trends and uncertainties regarding your expansion towards the Taiwan market, as discussed on page 4. In this regard, discuss the cash requirements for implementing this and similar expansions and describe material commitments for capital expenditures as of the end of each fiscal period presented and indicate the general purpose of such commitments and the anticipated source of funds needed to fulfill such commitments, if material. Explain how such expansion plans will affect your capital expenditures and liquidity.

Response: The Company respectfully advises the Staff that the Company’s expansion towards the Taiwan market is still in the early planning stages. As of the end of each fiscal period presented in the MD&A section, no material commitments for capital expenditures have been made to implement this planned expansion..

Business

Our Suppliers, page 68

27. Please disclose whether you are subject to material cybersecurity risks in your supply chain based on third party products, software, or services used in your products, services, or business and how a cybersecurity incident in your supply chain could impact your business. Discuss the measures you have taken to mitigate these risks.

Response: In response to this comment, the Company has amended the Registration Statement to add a risk factor on page 17 discussing potential cybersecurity risks relating to the supply chain and third-party product vulnerabilities and has also made conforming changes throughout the Registration Statement.

Executive Compensation, page 81

28. Please revise your executive compensation section to provide a brief discussion of the bonus payments included in your table. Refer to Item 6.B. of Form 20-F. Please also update your executive compensation disclosure to reflect the most recently completed fiscal year, and revise your Related Party Transactions disclosure through the date of the prospectus. Refer to Item 6.B. and 7.B. of Form 20-F.

Response: In response to this comment, the Company has updated the Executive Compensation and Related Party Transactions sections of the Registration Statement on pages 87 and 89, respectively. The compensation disclosure and the related party transaction disclosure for the year ended March 31, 2023 is unaudited and the amounts are based on the management accounts of the Company. This information will be further updated upon the completion of the audit for the fiscal year ended March 31, 2023.

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Ctrl Group Limited and Subsidiary Consolidated Financial Statements

12. Related Party Balance and Transactions, page F-21

29. Your disclosure indicates that you have revenues earned from related parties and costs of services incurred from related parties. However, neither the revenues nor the costs of services are marked as revenues and expenses earned or incurred with related parties on the face of your consolidated statements of operations. Please consider labeling and separately presenting all related party amounts on the face of your consolidated statements of operations.

Response: In response to this comment, the Company has amended the Consolidated Financial Statements included in the Registration Statement on pages F-4 and F-26, to separately present all related party amounts on the face of the consolidated statements of operations.

Ctrl Group Limited and Subsidiary Interim Financial Statements

4. Contract Assets and Liabilities, page F-40

30. Please revise to disclose the amount of revenue recognized during the nine months ended September 30, 2022 that was included in the contract liability balance at the beginning of the period. Refer to the guidance in ASC 606-10-50-8b. General

Response: In response to this comment, the Company has amended the Notes to Consolidated Financial Statements included in the Registration Statement on page F-40, to disclose the amount of revenue recognized during the nine months ended September 30, 2022 that was included in the contract liability balance at the beginning of the period.

31. Please file a consent from Long An & Lam LLP as an exhibit, as required by Item 601(b)(23) of Regulation S-K. In this regard, we note your disclosure that you relied on the opinion of counsel in your conclusion that you are not required to obtain approvals from the PRC authorities to operate your business or list on the U.S. exchanges and offer securities.

Response: In response to this comment, the Company has amended the Registration Statement to include the consent of the Company’s Hong Kong counsel, Long An & Lam LLP, as Exhibit 23.2 to the Registration Statement.

32. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

Response: In response to the Staff’s comment, the Company respectfully advises the staff that no written communications, as defined in Rule 405 under the Securities Act of 1933, as amended, have been shared with potential investors as of the date of this correspondence.

Please feel free to contact me should you require additional information at (917) 538-1775 or emendelson@cronelawgroup.com.

THE CRONE LAW GROUP, P.C.

By:	/s/ Eric Mendelson, Esq
Eric Mendelson, Esq.

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